UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

Registration File No. 000-30194
Commission File No. 82-1918

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

January 25, 2008

UNGAVA MINES INC.
(Formerly Byron Americor Inc.)

40 University Ave, Suite 720 Toronto, ON M5J 1T1	1155 Rene Levesque Blvd. W. Montreal, P.Q. H3B 3S6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ X ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-1918

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNGAVA MINES INC.
(Registrant)

Date: January 25, 2008

By: /s/ Alan Rootenberg_____

Alan Rootenberg

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated January 25, 2008

Exhibit 99.1

UNGAVA MINES INC.

    January 25, 2008

For Immediate Release

PRESS RELEASE

Glen Erikson Appointed President

Toronto ON, January 25, 2008 – The Board of Directors of Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) is pleased to announce that Glen Erikson has been appointed the President of Ungava Mines Inc. Dr. Allan Miller will continue as its Vice-President.

“Glen is the right person to head the Corporation at this time. His skills and experience will be of great value to us in the next corporate phase, which will include the Expo Ungava Property being put into commercial production,” said Dr. Miller.

Glen Erikson is the founder of Nearctic Nickel Mines Inc, the parent company of the Corporation.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors which may cause the Company’s results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

CONTACT INFORMATION

For further information, contact:

Dr. Allan Miller

Vice-President

Ungava Mines Inc.

Telephone No. (613) 231-5656